DAVIS POLK & WARDWELL
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WRITER’S DIRECT (212) 450-4539

February 22, 2007

Securities and Exchange Commission
Mail Stop 3628
100 F. Street, N.E.
Washington, DC 20549

Attention:	Nicholas P. Panos, Esq.
Special Counsel, Office of Mergers & Acquisitions

Re:	CVS Corporation

Registration Statement on Form S-4 (Registration No. 333-139470)

Dear Mr. Panos:

     This letter is in response to your oral comment conveyed to me on Wednesday evening, February 21, 2007, concerning the above-referenced Registration Statement relating to the CVS/Caremark merger transaction (the “Registration Statement”).

     Oral Comment.

     In our telephone conversation, you noted that CVS had filed a Current Report on Form 8-K on February 13, 2007 (the “CVS 8-K”) disclosing that, in connection with the proposed merger, the previously disclosed one-time $2.00 per share special cash dividend payable to Caremark shareholders upon closing of the merger would be increased by $4.00 to $6.00 per share. You have asked that we provide our analysis as to why we believe CVS is not required to file a post-effective amendment to the Registration Statement to reflect the information included in that Form 8-K.

     Analysis.

     I. Item 22(a) in Part II of the Registration Statement includes the registrant’s undertaking: “(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:…

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,

Nicholas P. Panos, Esq.	2	February 22, 2007

individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.” [Emphasis added]

     For the reasons discussed below, we do not believe that the $4.00 increase in the special dividend (as disclosed in the CVS 8-K) represents a fundamental change in the information set forth in the registration statement.

(1) Neither the structure of the merger nor the structure of the merger consideration have been changed. The Registration Statement (as declared effective on January 19, 2007) reflected the 1.67 merger exchange ratio, and already contemplated a one-time special cash dividend payable to Caremark shareholders upon closing of the merger.

(2) The dividend did not involve an amendment to the Merger Agreement, but rather is an action by the Caremark Board. The dividend is respected as such as a corporate matter. It was declared by the Caremark Board on February 12, 2007, pursuant to Section 170 of the Delaware General Corporation Law with the record date being the day before the closing date of the merger. This dividend has been properly noticed to and approved by the New York Stock Exchange consistent with its Rule 703.08(D) applicable to dividends payable in connection with a business combination.

(3) CVS and Caremark have been advised by their respective Delaware counsel that the change in dividend does not involve a change to the consideration to be received by Caremark shareholders in the merger.

(4) Material information in the Registration Statement relating to the Merger Agreement; Background of the Merger; Rationale for the Merger; interests of certain persons; disclosure of tax matters; post-closing governance; and the like, has not changed and is not affected by the information in the CVS 8-K.

(5) Given that the $4 dividend change does not affect at all the structure of the merger or the structure or layout of the joint proxy statement/prospectus (i.e., in actual content or in structure all the sections of the document are already there), we do not believe that the $4 change should be viewed as a fundamental change. The CVS 8-K (which is being mailed to CVS stockholders and is incorporated by reference into the Registration Statement) adequately updates the relevant information (namely: the special dividend; the fairness opinion sections; and the pro forma financial information) and because nothing structurally has changed, it is a relatively straightforward exercise for an investor to see how the Form 8-K information has updated the relevant parts of the Registration Statement.

(6) We also note that, if viewed as part of the value of CVS’ offer, the $4 change represents only 6.5% of the $61.25 current value of the CVS offer.

(7) The staff of the Commission has provided some guidance (Release Nos. 33-6383; 34-18524; March 3, 1982) on what constitutes a “fundamental change”: “the use of the term

Nicholas P. Panos, Esq.	3	February 22, 2007

‘fundamental’ is intended to reflect current staff practice under which post-effective amendments are filed when major and substantial changes are made to information contained in the registration statement. Material changes that can be stated accurately and succinctly in a short sticker will continue to be permitted…a registrant using a shelf registration statement for a series of debt offerings would be able to sticker the prospectus to reflect changes in interest rates, redemption, prices and maturities. Although such information is material to any investor in the securities, it does not represent a fundamental change in the information set forth in the registration statement when all other details remain the same.”

We believe that the nature of the information contained in the CVS 8-K is of a type consistent with this Staff guidance.

     II. We note that the Undertakings in Item 512(a) of Regulation S-K have been amended (by virtue of proviso (B) after paragraph (a)(1)(iii)) to provide that no post-effective amendment to a registration statement is required even for a “fundamental change” if the registration statement is on Form S-3 and the information otherwise required to be filed in a post-effective amendment is contained in a report filed with the Commission pursuant to Section 13 or 15(d) (e.g., a Form 8-K) and incorporated by reference in the registration statement.

     We further note that each of CVS and Caremark is a Form S-3 issuer. We would respectfully submit that, since each of these companies is an S-3 issuer, the principle embodied in that proviso (namely that an S-3 issuer need not file a post-effective amendment where the information is contained in a Form 8-K that is incorporated by reference into the registration statement) should apply in this situation. We believe that the policy considerations that led the Commission to adopt this change to the Undertakings should be equally apposite for S-3 issuers, whether the Form used is S-3 or S-4.

*   *   *

     In light of the timing considerations for this transaction, we would appreciate hearing from you as soon as possible. I can be reached at (212) 450-4539 should it be helpful to discuss this further.

Very truly yours,

/s/ Louis Goldberg

Louis Goldberg